
September 22, 2020

Alexander C. Karp
Chief Executive Officer
Palantir Technologies Inc.
1555 Blake Street
Suite 250
Denver, CO 80202

      Re: Palantir Technologies Inc.
          Amendment 4 to Registration Statement on Form S-1
          Filed September 18, 2020
          File No. 333-248413

Dear Mr. Karp:

      On September 18, 19 and 20, 2020, we provided oral comments following our review of your September 18, 2020 amendment. We are confirming those comments with this letter.

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Amendment No. 4 to Registration Statement on Form S-1

Cover Page

1.   Please disclose the current voting power of the Class A common stock holders.

Prospectus Summary, page 1

2.   Please clarify whether the process of designating shares as Stockholder Party Excluded Shares only applies to Class A or Class B acquired in the future or to existing holdings currently subject to the Voting Agreement.

3.   Please clarify whether the Stockholder Party Excluded Shares could be Corporation Equity Securities that the Founders currently own or only securities they acquire in the future. Please add a column to the table on pages 9-10 that shows the approximate ownership threshold percentage of the total amount of securities outstanding as this disclosure is material to understanding how small these amounts are compared to your total equity.

4. Please disclose that you are employing a novel capital structure with three classes of common stock and that your capital structure is novel because it permits your Founders to maintain a controlling interest in the Company even if they significantly decrease their economic stake in the Company. Further, clarify why the Company has chosen this novel and complex "tri- capital" structure. In this regard, we note your statement at the bottom of page 8 that the multi-class structure was employed to provide stability in the composition of the Board and to maintain your existing founder control structure which could presumably have been accomplished using a traditional dual class structure.

Risk Factors, page 17

5. Please add a separate risk factor that specifically illustrates the risk that if the company issues additional Class A common stock in the future, Class A common stockholders will have their voting power diluted to a greater extent than the Founders' as a result of the Class F common shares. Please disclose that it may be very difficult for the Class A common stock holders to ever determine their voting power because of the unique features of your capital structure, in particular the variable voting rights of the Class F and the ability of the Founders to unilaterally adjust their total voting power through the process of designating shares as Stockholder Party Excluded Shares.

Risks Related to the Multiple Class Structure of our Common Stock...
The Ownership Threshold that must be met on any applicable record date..., page 78

6. Please revise this risk factor to disclose that the definition of "Corporation Equity Securities" is very broad and the Company could potentially take steps in the future to effectively decrease the Ownership Threshold. For example, we note the potential for the creation of a new class of non-voting equity security that could qualify as Corporation Equity Security and count towards the Ownership Threshold if held by the Founders which would further increase the divergence between their economic power and voting power.

Description of Capital Stock, page 215

7. We note your amended and restated certificate of incorporation provides for permitted transfer of your Class B common stock that do not result in the automatic conversion of these shares into Class A common stock. Please clarify and include additional disclosure to the extent that these transfers could have any intended or unintended consequences different than in a typical dual class structure.

Plan of Distribution, page 239

8. Please disclose that the Founders will not be involved in the DMM's process to establish the opening public price, including any decision regarding the timing of the opening trade.

9. Please revise to disclose that the Company and the financial advisors will conduct their activities consistent with the requirements of Regulation M.

Alexander C. Karp
Palantir Technologies Inc.
September 22, 2020
Page 3

You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions on the financial statements or related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551- 3774 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Allison B. Spinner